Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

IT Spring 2013 All Hands Questions and Answers

Why even after spending millions of dollars and 2+ years on rebranding, there are talks about having different livery and brand for our company? Is it not a common sense to inherit what we have spent so far and continue with it? There are already many planes painted with the new symbol and many are in shops getting painted. It would be waste of time, money and energy to redo everything once again. What is your thought on these?

Brand is clearly an emotional topic - for everyone! Doug Parker has said that this is the “best brand work” he’s ever seen. That said, since we made that decision, we’d made a huge strategic corporate decision to merge with US. So we need to think about the impact of that on US Airways team, which is losing its identity, its headquarters, etc. No decisions have been made at this time about any change to the livery or look, so we shouldn’t jump to conclusions either way. And remember, brand is about much more than just the livery or backdrop at an airport. While those things are important, it’s much more about providing our customers with a robust and significantly expanded network, the best alliance partners, an upgraded fleet that will be one of the most modern in the industry, continued investment in products and services our customers value most, and a brand new American attitude reflective of our combined cultures. So we should try not to get too hung up about the paint job!

What does the merger mean for the ADEPT program?

Our recruiting needs the next year or two might be a bit lower but the merger shouldn’t impact the ADEPT program significantly.

Maya, Can you please discuss our plans to address our contractor labor model since it is so significantly different from US Airways?

Our contractor labor model is based on the overall corporate model that calls for a fixed and non-growing number of staff employees. Given that constraint we have managed increased demand for technology through the use of contractors. Until we know more about what the overall corporate model will be in the merged environment, it is not possible to determine what our approach to contract labor will be.

Apparently US Airways IT managers have relatively higher titles for similar areas of influence. For example, they may have fewer users or less infrastructure, but have a better title. My questions are: 1. How does compensation compare: is it equivalent, higher, or lower based on title or based on relative influence, and 2. How will we merge the two sets of managers to ensure that they can handle the new scale?

It is too soon to make broad generalizations about US Airways titles, levels, compensation etc. The work to integrate the two workforces will be a fairly lengthy process that will be done thoughtfully and carefully to ensure the right outcome.

Maya, what is one IT process or methodology from US Air that you think AA should be adopting?

Interestingly, both companies are very similar in terms of IT processes and methodologies. That said, I’ve seen a number of things at US Airways that I think make a lot of sense. One is that they have a centralized QA group that sets direction, standards, tool selection, and best practices around testing. This group also does QA for certain projects so they both “do” and “direct” which I think is a great mix. I think we would benefit from a somewhat more structured approach to QA.

Will any of the IT Depts/Groups have to relocate? If so, how will it be determined who relocates?

I can understand why you’re asking. During times like this with so much change it would be nice to have firm answers to a few questions – especially those “divided by me.” At this time, though, it’s too soon to predict an answer to your question with complete certainty. Based on early discussions, relocation is not anticipated, but there will be many details to work through in the months ahead.

How can someone become involved in the merger process?

Many people will just become naturally involved as the areas you support become part of the integration process. If, however, you mean being part of the Technology IMO or broader planning group, please make that desire known to your manager and/or MD.

Additional information and where to find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary statement regarding forward-looking statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.